

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Mr. Alan Jin
Senior Vice President Finance and Chief Financial Officer
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

> **Re: Ossen Innovation Co., Ltd.**
> **Form 20-F**
> **Filed April 16, 2012**
> **File No. 1-34999**

Dear Mr. Jin:

We have reviewed your response dated January 30, 2013 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F filed April 16, 2012

Risk Factors, page 2

1. We have read your response letter dated January 30, 2013. In light of the magnitude of the restricted net assets of your subsidiaries, and therefore the significance of the information conveyed by the omitted Schedule I under Rule 5-04 of Regulation S-X, it remains unclear how management can conclude disclosure controls and procedures were effective. In particular, effective disclosure controls and procedures ensure that the information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In this regard, it is not clear how your disclosure controls and procedures have met the criteria of the foregoing definition since a material disclosure has been omitted. Please explain or amend your conclusion accordingly.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief